

June 6, 2024

Christopher Hsin-Liang Lee
Chief Financial Officer
Ainos, Inc.
8880 Rio San Diego Drive, Ste. 800
San Diego, CA 92108

     Re: Ainos, Inc.
         Registration Statement on Form S-3
         Filed May 31, 2024
         File No. 333-279880

Dear Christopher Hsin-Liang Lee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Steven A. Lipstein, Esq.